DUPLICATE

Number: BC0928830

BRITISH COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that GEO MINERALS LTD., incorporation number BC0726870, and NEW GOLD INC., incorporation number BC0203816, and RICHFIELD VENTURES CORP., incorporation number BC0911870, and SILVER QUEST RESOURCES LTD., incorporation number BC0052892 were amalgamated as one company under the name NEW GOLD INC. on January 1, 2012 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On January 1, 2012

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada